NEWS RELEASE

Birch Mountain Completes Delineation Drill Program; Private Placement Closed and New Private Placement Announced

 CALGARY, January 27, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation"), Industrial Minerals Division has completed a limestone delineation drill program at the proposed limestone quarry on its Athabasca mineral property located in northeastern Alberta. Six continuously cored holes were drilled on approximately 500 m centres and completed to depths ranging from 16 to 45 m. Drilling was done under the supervision of an independent qualified person who is preparing an independent technical report conforming to NI 43-101. The Middle Quarry Unit ("MQU"), a potential high-calcium limestone identified in the preliminary geological appraisal (available from the Sedar website, address below), was intersected in all holes and other potential high-calcium limestone units have been identified. Drill core samples have been submitted for whole rock geochemical analyses and the MQU interval in four drill holes has been submitted to kiln manufacturers for calcining tests.

Birch Mountain announces the second and final closing of the non-brokered private placement announced on December 10, 2002. The private placement consisted of a total of 2,537,622 units at a price of $0.25 per unit for net proceeds of approximately $630,000. Each unit comprises one common share and one non-transferable common share purchase warrant entitling the holder to purchase one additional common share at a price of $0.75 for a period of 16 months from the date of closing.

The Corporation intends to complete further private placement of a minimum of 400,000 and a maximum of 2,860,000 units at a price of $0.35 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $1.00 per share for a period of 16 months from closing. Birch Mountain expects to complete an initial closing of this private placement by the end of February.

In late December 2002, Birch Mountain acquired 100% undivided interest in a mineral lease located immediately east of the proposed limestone quarry, totaling 194 hectares (480 acres).

Birch Mountain is an exploration stage junior mining company with three operating divisions: Mineral Technology, Mineral Exploration and Industrial Minerals. Birch Mountain is exploring for precious metals and industrial minerals on its Athabasca property and continues to develop its patented technology for the extraction and recovery of natural nanoparticulate metals. Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.